                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                    FORM 11-K




            (Mark One)

   [ X ] ANNUAL  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1994

                                       OR

   [   ] TRANSITION  REPORT  PURSUANT TO  SECTION  15(d)  OF  THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                  to


   Commission file number 1-170-2

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AMOCO EMPLOYEE SAVINGS PLAN


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AMOCO CORPORATION
                             200 East Randolph Drive
                             Chicago, Illinois 60601
                             Telephone 312-856-6111

                                    SIGNATURE

   The Plan

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     AMOCO EMPLOYEE SAVINGS PLAN

                                     By State Street Bank and Trust Company,
                                     Plan Trustee and Administrator



   Date:  May 15, 1995               By:          James E. Murphy
                                                  James E. Murphy
                                       Managing Director, Plan Administrator






















                                      2.

   REPORT OF INDEPENDENT ACCOUNTANTS


   To the Board of Directors of Amoco Corporation

   In our opinion, the accompanying statement of financial position (with fund information) and the related statement of income, expenses, and changes in plan equity (with fund information) present fairly, in all material respects, the financial position of the Amoco Employee Savings Plan at December 31, 1994 and 1993, and the results of its operations and the changes in its plan equity for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of financial position (with fund information) and statement of income, expenses, and changes in plan equity (with fund information) is presented for purposes of additional analysis rather than to present the financial position and the income, expenses and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




   PRICE WATERHOUSE LLP

   Chicago, Illinois
   May 15, 1995


                                      3.

                          AMOCO EMPLOYEE SAVINGS PLAN

                        STATEMENT OF FINANCIAL POSITION
                            (WITH FUND INFORMATION)

                                                    December 31,
                                                1994            1993
                                               (thousands of dollars)

   ASSETS

   Investments:
     Amoco Stock Fund                       $  1,942,554    $  1,898,020
     Cyprus Stock Fund                            12,999          15,149
     Money Market Fund                           576,371         418,526
     U.S. Savings Bonds                           24,583          24,339
     Balanced Fund                                96,245          80,530
     Bond Index Fund                              21,533          25,202
     Equity Index Fund                           131,289          87,618
      Total Investments                        2,805,574       2,549,384
   Cash held for disbursements                       786             394
   Participant loans receivable                  136,071         136,666
       Total assets                         $  2,942,431    $  2,686,444

   LIABILITIES AND PLAN EQUITY

   Plan equity                              $  2,942,431    $  2,686,444
       Total liabilities and plan equity    $  2,942,431    $  2,686,444


       The accompanying notes are an integral part of these statements.


                                      4.

                              AMOCO EMPLOYEE SAVINGS PLAN

               STATEMENT OF INCOME, EXPENSES, AND CHANGES IN PLAN EQUITY
                         (WITH FUND INFORMATION) (PAGE 1 OF 2)
              For the year ended December 31, 1994 (thousands of dollars)

                                             Amoco        Cyprus        Money
                                             Stock        Stock         Market      U.S. Savings
                                             Fund          Fund          Fund          Bonds
   Additions of assets attributed
   to:
     Employee contributions            $        78,006$         -- $        37,768$       2,044
     Employer contributions                     84,775          --              --           --
     Trust to trust transfer                       271          --             108           21
     Forfeitures (net)                            (358)         --             381           --
     Realized gains (losses) on sales
       of investments                           53,117         339              --           --
     Change in unrealized
       appreciation (depreciation) in
       fair value of investments               158,211         121              --           --
     Interest and dividends                     77,094         491          28,500        1,238
     Participant loans (net)                     7,472        (247)        (10,148)        (263)
     Interfund transfers (net)                (285,487)     (1,315)        237,188         (175)

       Total additions                         173,101        (611)        293,797        2,865

   Deductions of assets attributed to:

     Distributions to participants            (128,451)     (1,538)       (135,855)      (2,621)
     Administrative expenses                      (116)         (1)            (97)          --

       Total deductions                       (128,567)     (1,539)       (135,952)      (2,621)

     Net increase (decrease) in plan
       equity during the year                   44,534      (2,150)        157,845          244

   Net assets available for plan benefits:

     Beginning of year                       1,898,020      15,149         418,526       24,339

     End of year                       $     1,942,554$     12,999 $       576,371$      24,583

            The accompanying notes are an integral part of these statements.

                                      5.

                                    AMOCO EMPLOYEE SAVINGS PLAN

                     STATEMENT OF INCOME, EXPENSES, AND CHANGES IN PLAN EQUITY
                               (WITH FUND INFORMATION) (PAGE 2 OF 2)
                    For the year ended December 31, 1994 (thousands of dollars)

                                                                            Cash
                                                                        Disbursements
                                                      Bond      Equity   Account and
                                        Balanced     Index       Index   Participant
                                          Fund        Fund       Fund       Loans       Total
   Additions of assets attributed
   to:
     Employee contributions           $    8,524 $    2,337  $   11,742 $       --  $   140,421
     Employer contributions                   --         --          --         --       84,775
     Trust to trust transfer                 271         69         519         --        1,259
     Forfeitures (net)                       (12)        (3)         (8)        --           --
     Realized gains (losses) on
      sales of investments                   275       (116)          9         --       53,624
     Change in unrealized
      appreciation (depreciation) in
      fair value of investments              848       (533)      1,892         --      160,539
     Interest and dividends                  780         79         429        392      109,003
     Participant loans (net)                 214        186        (362)     3,148           --
     Interfund transfers (net)            14,525     (3,070)     38,334         --           --

       Total additions                    25,425     (1,051)     52,555      3,540      549,621

   Deductions of assets attributed to:

     Distributions to participants        (9,283)    (2,558)     (8,789)    (3,743)    (292,838)
     Administrative expenses                (427)       (60)        (95)        --         (796)

       Total deductions                   (9,710)    (2,618)     (8,884)    (3,743)    (293,634)

     Net increase (decrease) in plan
      equity during the year              15,715     (3,669)     43,671       (203)     255,987

   Net assets available for plan benefits:

     Beginning of year                    80,530     25,202      87,618    137,060    2,686,444

     End of year                      $   96,245 $   21,533  $  131,289 $  136,857  $ 2,942,431


           The accompanying notes are an integral part of these statements.

                                      6.

                           AMOCO EMPLOYEE SAVINGS PLAN
                             _______________________

                          NOTES TO FINANCIAL STATEMENTS

   1.    Description of the Plan:

        Amoco Corporation (the "Company") established the Employee Savings Plan of Amoco Corporation and Participating Companies (the "Savings Plan") effective July 1, 1955. The Savings Plan was amended and restated effective November 29, 1994. The Savings Plan is now known as the Amoco Employee Savings Plan (the "Plan"). The Plan includes all approved companies of the controlled group of corporations included in the consolidated Federal income tax return of the Company. The purpose of the Plan is to encourage employees in the regular savings of a part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions will be held in a trust by an independent trustee for the benefit of participating employees. State Street Bank and Trust Company ("State Street Bank") is the Trustee and Plan Administrator of the Plan. The Company reserves the right to make any changes to or terminate the Plan.

        Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. A specified portion of the employee contribution up to a maximum 6 percent is matched by the Company in the form of contributions to the Amoco Stock Fund.

        There were 31,036 participants of the various companies in the Plan at December 31, 1994, of which 29,189 were current employees. Participants are fully vested in their contributed accounts. Vesting in Company contributed accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to decrease the Company contributions and pay administrative expenses of the Plan.

        All reasonable and necessary Plan administrative expenses are paid out of the Plan trust or paid by the Company. Generally, fees and expenses related to investment management of each fund are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in
   connection  with  those  investment  elections.       Fees  and  expenses
   associated with U.S. Savings Bonds are paid as costs and expenses of the Plan.
                                      7.

        The contributions made by participating companies are invested by the Trustee in the Amoco Stock Fund. Each participating employee may direct that any or all cash consisting of his contributions and income credited to his accounts shall be invested or held by the Trustee in one or more of the following elections: Amoco Stock Fund, Money Market Fund, U.S. Savings Bonds, Balanced Fund, Bond Index Fund, or Equity Index Fund.

   Amoco Stock Fund

        Most Amoco Stock Fund money is used by the Trustee to purchase shares of Company common stock. The balance is held as cash or can be used to purchase short-term investments and other public and private debt, equity, and derivative securities (including options and futures contracts). There were no investments in derivative securities during the year ended December 31, 1994. The Trustee, as directed by the fund manager, makes purchases and sales of securities on the open market, in privately negotiated transactions or otherwise. From time to time the Plan also borrows funds as necessary, through available lines of credit totaling $200 million, from one or more financial institutions on a short-term basis at market rates to provide sufficient liquidity to the Amoco Stock Fund. The assets of the Amoco Stock Fund are used as security for such loans. There were no borrowings on these lines of credit for the year ended December 31, 1994.

        The percentage of assets of the Amoco Stock Fund in investments other than Company common stock under normal circumstances is about 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time. The percentage of assets of the Amoco Stock Fund in investments other than Company common stock, primarily consisting of cash equivalents, at year-end December 31, 1994, was 7 percent.

        Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his or her investment in the fund to all Plan participants. Participants' balances in the Amoco Stock Fund are denominated in "units." The value of a unit upon the establishment of the Amoco Stock Fund at October 1, 1991 was $10.00. The value of a unit fluctuates in response to various factors including, without limitation, the price of and dividends paid on common stock, earnings and losses on other investments in the fund and the mix of assets in the fund among Amoco common stock and other investments. At December 31, 1994, there were 150,253,624 units in the fund at a unit value of $12.92. The manager of the Amoco Stock Fund is State Street Bank.
                                       8.

   Cyprus Stock Fund

        Almost all of the Cyprus Stock Fund is comprised of shares of Cyprus AMAX Minerals Company ("Cyprus") common stock. For liquidity purposes, a portion of the fund is kept as cash or placed in short-term investments. Shares of Cyprus common stock and other Cyprus securities are not allocated to participants' accounts; instead, their balances in the Cyprus Stock Fund are denominated in units. The value of a unit upon establishment of the Cyprus Stock Fund at October 1, 1991 was $5.00. The value of a unit fluctuates in response to various factors including, without limitation, the price of and dividends paid on Cyprus securities, earnings and losses on other investments in the fund and the mix of assets in the fund. At December 31, 1994, there were 1,900,018 units in the fund at a unit value of $6.84. The manager of the Cyprus Stock Fund is State Street Bank. Current contributions cannot be allocated to this fund. Participants may elect, however, to liquidate their investment in the Cyprus Stock Fund. This fund will cease to be an investment option effective July 1, 1996.

   Money Market Fund

        Amounts invested in the Money Market Fund are in the Institutional Cash Management Fund for Directed Accounts (the "Cash Management Fund") established in 1984, under the First National Bank of Chicago Group Trust for Pensions and Profit Sharing Trusts. The exclusive investment of the Cash Management Fund is in the Brinson Trust Company Collective Investment Trust for Pension and Profit Sharing Trusts (the "Brinson Collective Trust"). The types of investments the Brinson Collective Trust may invest in include U.S. Treasury obligations, commercial paper, bank deposits, certificates of deposit, bonds, debentures, publicly available money market funds, loan participation and other obligations; provided that no more than 20 percent of the value of the Brinson Collective Trust may be invested in longer-term investments. As of December 31, 1994, the fund was invested primarily in cash equivalents. The manager of the Money Market Fund is Brinson Partners, Inc. of Chicago. The fund manager is responsible for the selection of securities to be purchased for the Money Market Fund.

   U.S. Savings Bonds

        Participant contributions in U.S. Savings Bonds are invested by the Trustee in the most recent offering issued by the U.S. Treasury. Contributions are held in participants' accounts until they are invested in U.S. Savings Bonds.
                                      9.

   Balanced Fund

        The Balanced Fund is a diversified fund which offers investors a mixture of stocks and bonds. The fund is balanced by an exposure to the equity markets of approximately 60 percent and an exposure to the fixed income markets of approximately 40 percent. The equity component includes exposure to both the domestic and foreign markets. For additional liquidity, a portion of the Balanced Fund is invested in State Street's Short Term Investment Fund composed of various short-term financial instruments. A small portion of the Balanced Fund is held in derivative instruments to manage its currency and market exposures. State Street Global Advisors Inc., a subsidiary of State Street Bank, is the investment manager of the Balanced Fund. At December 31, 1994 there were 12,463,336 units in the fund at a unit value of $7.72.

   Bond Index Fund

        The Bond Index Fund is invested primarily in Bankers Trust's commingled BT Pyramid Broad Market Fixed Income Index Fund ("BT Broad Market Fund"). The BT Broad Market Fund is part of the BT Pyramid Trust of Bankers Trust Company, of which Bankers Trust Company is the trustee. A small portion of the Bond Index Fund is held in money market and other short-term instruments and U.S. Treasury futures contracts for liquidity purposes. The investment manager of the Bond Index Fund is Bankers Trust Company. At December 31, 1994 there were 5,167,899 units in the fund with a unit value of $4.16.

   Equity Index Fund

        The Equity Index Fund is invested primarily in the BT Pyramid Equity Index Fund. The BT Pyramid Equity Index Fund is part of the BT Pyramid Trust of Bankers Trust Company. A small portion of the Equity Index Fund is invested in short-term investments and derivative instruments, such as S&P's 500 futures contracts, for liquidity purposes. The Equity Index Fund is managed by Bankers Trust Company. At December 31, 1994 there were 8,010,988 units in the fund at a unit value of $16.38.

   2.   Summary of Significant Accounting Policies:

        Common stock of the Company and of Cyprus are valued at the closing market price on the New York Stock Exchange. Common stock in other funds is also valued at market prices. Series "E" and "EE" Bonds are valued at the current redemption value prescribed by U.S. Treasury Department regulations. Interests in the Money Market Fund are valued at cost, which approximates market value. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds, or market value, to the average cost (see Note 5).
                                      10.

   3.   Investments:

        The composition of various savings plan funds as of December 31, 1994 and 1993 was as follows:
                                                       December 31,
                                                    1994         1993
                                                   (thousands of dollars)
   Amoco Stock Fund
     Amoco Corporation common stock, at market
       value; 30,549,281 shares and 33,989,004
       shares, respectively (cost -- $1,457,496
       and $1,533,479, respectively)              $1,806,226  $1,797,169
     Cash equivalents                                140,524     102,235
     Interest, dividends, and
       other receivables (payables)                   (4,196)     (1,384)
     Total                                         1,942,554   1,898,020

   Cyprus Stock Fund
     Cyprus common stock, at market
       value;  484,781 shares and 569,245 shares,
       respectively (cost -- $5,761 and
       $6,765, respectively)                          12,665      14,729
     Cash equivalents                                    352         419
     Interest and other receivables (payables)           (18)          1
     Total                                            12,999      15,149

   Money Market Fund
     Cash equivalents                                588,956     417,092
     Interest and other receivables (payables)       (12,585)      1,434
     Total                                           576,371     418,526

   U.S. Savings Bonds
     Series "E" Bonds, $25 denomination, at
       redemption value;  392 units and 392
       units, respectively (cost -- $7 and
       $7, respectively)                                  47          44
     Series "EE" Bonds, $50-$100 denomination,
       at redemption value;  820,676 units and
       835,636 units, respectively (cost --
       $20,619 and $20,962, respectively)             24,434      24,117
     Cash equivalents                                    102         178
     Total                                            24,583      24,339

                                   11.

                                                       December 31,
                                                    1994        1993
                                                 (thousands of dollars)
     Balanced Fund
       S&P 500 with futures, at market value;
         557,016 units and 447,306 units,
         respectively (cost -- $37,853
         and $29,378, respectively)                  39,303       31,111
       Daily Bond Market Fund, at market value;
         2,532,902 and 1,875,045 units,
         respectively (cost -- $28,396
         and $21,072, respectively)                  28,280       21,496
       EAFE Daily, at market value; 1,461,411
         and 1,493,778 units, respectively,
         (cost-- $15,154 and $15,248, respectively)  15,554       14,724
       Midcap Index Fund at market value; 284,173
         and 182,281 units, respectively
         (cost -- $4,829 and $3,027, respectively)    4,897        3,254
       Short-Term Investment Fund                     9,635        9,552
       Interest, dividends, and
         other receivables (payables)                (1,424)         393
       Total                                         96,245       80,530

     Bond Index Fund
       BT Broad Market Fund, at market value;
         14,206,192 and 16,250,679 units,
         respectively (cost -- $21,307
         and $24,337, respectively)                  21,229       24,990
       Liquid Asset/Bond Index Fund, at market value;
         351,091 and 554,858 units, respectively
         (cost -- $351 and $554, respectively)          351          554
       Interest, dividends, and
         other receivables (payables)                   (47)        (342)
       Total                                         21,533       25,202

     Equity Index Fund
       BT Pyramid Equity Index Fund, at market
         value; 131,967 and 87,418 units,
         respectively (cost -- $127,028
         and $82,185, respectively)                 132,289       86,426
       Liquid Asset/Bond Index Fund, at market value;
         217,283 and 37,303 units, respectively
         (cost -- $217 and $37, respectively)           218           37
       Interest, dividends, and
         other receivables (payables)                (1,218)       1,155
       Total                                        131,289       87,618

     Total investments                           $2,805,574   $2,549,384

                                    12.

   4.   Participant Loans:

        Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

   5.   Sales, Redemptions, and Distributions of Securities:

        The aggregate of income realized from sales, redemptions, and distributions of securities in participants' accounts for the year ended December 31, 1994, was as follows:

                                                   Average   Gains(Losses)
   Securities                     Proceeds          Cost         Realized
                                             (thousands of dollars)

   Amoco Stock Fund          $    587,022    $   533,905     $     53,117
   Cyprus Stock Fund                2,525          2,186              339
   Balanced Fund                   42,096         41,821              275
   Bond  Index Fund                 6,755          6,871             (116)
   Equity Index Fund               29,182         29,173                9
     Total                   $    667,580   $    613,956     $     53,624

        Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year.

   6.   Taxes:

        The Company received in March 1995, a ruling from the Internal Revenue Service that the Plan, as restated and amended November 29, 1994, qualifies under section 401(a) of the Internal Revenue Code. The Company reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.
                                      13.

        Under present Federal income tax laws, it is expected that a participant will not be subject to income taxes on amounts contributed by the Company or on income accrued to the participant account until part or all of the participant account is withdrawn or distributed. Gains and losses on the sale of securities within a participant account are not reportable for income tax purposes unless withdrawn.

   7.   Unrealized Appreciation on Investments:

        Unrealized appreciation on investments held, expressed in thousands of dollars, amounted to $160,539 during 1994. This amount has been reflected in the statement of income, expenses, and changes in plan equity (with fund information) for the period. Such amounts were computed in a manner similar to that discussed in Note 5 for computing realized income from sales, redemptions and distributions to securities.

   8.   Withdrawals and Forfeitures:

        Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1994, the balance of participants' accounts withdrawn, expressed in thousands of dollars, totaled $293,219. Disbursements in cash or securities in settlement of such accounts amounted to $292,838. The difference of $381 represented the total amount of participating Company contributions forfeited during that period.


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